UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 10, 2026

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 10 August 2026 – On 6 May 2026, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). This programme is part of the overall share repurchase programme of up to DKK 15 billion to be executed during a 12-month period beginning 4 February 2026.

Under the programme initiated 6 May 2026, Novo Nordisk will repurchase B shares for an amount up to DKK 11,200,000,010.45 in the period from 6 May 2026 to 1 February 2027.

Since the announcement 4 August 2026, the following transactions have been made:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	12,305,000		3,733,256,468
4 August 2026	200,000	308.29	61,657,106
5 August 2026	215,000	294.26	63,266,938
6 August 2026	205,000	296.54	60,790,017
7 August 2026	200,000	305.49	61,097,391
Accumulated under the programme	13,125,000		3,980,067,920

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net transfer from Novo Nordisk of 3,144,604 shared in the period from 4 August 2026 to 7 August 2026. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 41,924,876 B shares of DKK 0.10 as treasury shares, corresponding to 0.9% of the share capital. The total amount of A and B shares in the company is 4,465,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 15 billion during a 12- month period beginning 4 February 2026. As of 7 August 2026, Novo Nordisk has since 4 February 2026 repurchased a total 27,884,179 B shares at an average share price of DKK 279.01 per B share equal to a transaction value of DKK 7,780,067,909.

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 68,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 globalmedia@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 USMediaRelations@novonordisk.com

Investors:
Michael Novod +45 3075 6050 nvno@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com

Alex Bruce +45 3444 2613 axeu@novonordisk.com	Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com

Christoffer Togo Solgaard-Tullin +45 3079 1471 cftu@novonordisk.com	Mads Berner Bruun +45 3075 2936 mbbz@novonordisk.com

Frederik Taylor Pitter (US) +1 609 613 0568 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 50 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 10, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer